Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	October 30, 2025

Eldorado Gold Reports Solid Q3 2025 Financial and Operational Results; Skouries On Track for Q1 2026
(All amounts expressed in U.S. dollars unless otherwise noted)

VANCOUVER, BC - Eldorado Gold Corporation (TSX: ELD, NYSE: EGO) (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the third quarter of 2025. For further information, please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR+ at www.sedarplus.com under the Company’s profile.
Third Quarter 2025 Highlights
Operations
•Gold production: 115,190 ounces benefitting from higher production at the Lamaque Complex as a result of accelerated processing of the remaining portion of the second bulk sample at Ormaque, offset by lower than expected production at Olympias as a result of continued challenges in the flotation circuit.
•Gold sales: 116,529 ounces at an average realized gold price per ounce sold1 of $3,527.
•Production costs: $164.1 million in Q3 2025.
•Total cash costs1: $1,195 per ounce sold in Q3 2025.
•All-in sustaining costs ("AISC")1: $1,679 per ounce sold in Q3 2025.
•Total capital expenditures: $255.6 million, including $137.7 million of project capital1 invested at Skouries, with activity focused on major earthworks and infrastructure construction and additionally $17.7 million of accelerated operational capital. Growth capital at the operating mines totalled $57.7 million and was primarily related to Kisladag for continued waste stripping, construction of the North Heap Leach Pad and related infrastructure and at the Lamaque Complex for the development of Ormaque.
Financial
•Revenue: $434.7 million in Q3 2025.
•Net cash generated from operating activities from continuing operations: $170.2 million in Q3 2025.
•Cash flow from operating activities before changes in working capital1: $183.5 million in Q3 2025.
•Cash and cash equivalents: $1,043.9 million, as at September 30, 2025. Cash increased by $187.1 million compared to Q4 2024, primarily as a result of the higher gold price, the sale of G Mining Ventures shares in Q1 2025, the receipt of deferred consideration from G Mining Ventures in Q3 2025 (related to the 2021 sale of the Tocantinzinho Project), and unspent Term Facility2 drawdowns. This was partially offset by higher production costs, higher growth capital investment and share buybacks.
•Net earnings attributable to shareholders from continuing operations: $56.5 million, or $0.28 per share, which includes $39.4 million of realized derivative losses on gold collars that were entered into in May 2023.
•Adjusted net earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")1: $196.3 million in Q3 2025.
1 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's September 30, 2025 MD&A.
2 Term Facility is defined in the Company's September 30, 2025 condensed consolidated interim financial statements.

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•Adjusted net earnings3: $82.3 million or $0.41 per share in Q3 2025. Adjustments in Q3 2025 include a $22.2 million unrealized loss on derivative instruments, primarily from gold commodity swaps related to the Term Facility and a $3.7 million loss on foreign exchange due to the translation of deferred tax balances.
•Free cash flow3: Negative $87.4 million in Q3 2025 primarily due to continued investment in growth capital, partially offset by strong cash generated from operating activities. Free cash flow excluding capital expenditures at Skouries was $76.9 million.
•Skouries Project Term Facility: Drawdowns on the Term Facility year to date as at September 30, 2025 totalled €238.8 million ($278.5 million).
Production and Cost Outlook
•Based on year to date production through the third quarter, we are tightening our 2025 annual gold production guidance to between 470,000 to 490,000 ounces. We have revised upward our consolidated guidance for total cash costs and AISC to between $1,175 to $1,250 and $1,600 to $1,675 per ounce sold, respectively. These increases were primarily driven by:
•Record high gold prices and recently enacted higher royalty rates in Turkiye driving higher royalty expense
•Lower than expected performance at Olympias resulting in lower by-product sales, higher processing costs, with production expected at the lower end of the guidance range
•Additionally, we also expect sustaining capital expenditures to be at the top end of our $145 to $170 million guidance range. In line with previous 2025 guidance, operations growth capital is expected to total $245 to $270 million.
•At Skouries, the project capital for 2025 has been revised upward to $440 to $470 million reflecting the acceleration of work across several non-critical path areas and proactive de-risking efforts. The estimated project capital remains unchanged at $1.06 billion. The accelerated operational capital remains on track and is expected to be between $80 and $100 million.

Corporate
•Appointed Christian Milau as President
•Board Transition: John Webster to step down and Samantha Espley appointed to the Board

“Driven by sustained high gold prices, we delivered a strong financial performance during this quarter, generating $76.9 million in free cash flow, excluding our investment in Skouries," said George Burns, Chief Executive Officer. "We advanced development at Ormaque and successfully completed processing of the second bulk ore sample. The Olympias expansion to 650,000 tonnes per annum remains on track, while at Kisladag, we are moving forward with whole ore agglomeration as part of our growth initiatives. These projects along with other ongoing efforts across our portfolio are key near-term drivers to our strategy for long-term value creation, supporting increased production, lower costs and enhanced profitability.
"The Skouries Project marked a significant milestone this week with the successful execution of the first underground test stope blast, reinforcing its steady progress. In the open pit, four crews are now operational, and we are transitioning to a rotation running 24 hours a day, seven days a week. Ore stockpiling is well underway in preparation for the project's commissioning phase, with first concentrate production expected toward the end of Q1 2026. We continue to de-risk key areas ahead of schedule and have initiated early pre-operational testing and operational readiness activities across various areas at site. Our focus remains on safety and disciplined execution through the final phases of mechanical, piping, electrical, instrumentation as we continue to maintain the project schedule and budget.
"Our continued share buybacks, totaling approximately $78.8 million this quarter, underscore our disciplined approach to capital allocation and confidence in our long-term growth. With robust gold prices and a strong balance sheet, we’re committed to returning capital to shareholders while advancing our strategic priorities."
3 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's September 30, 2025 MD&A.

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Board Succession
Eldorado also announces today, as part of its ongoing succession planning, the appointment of Samantha Espley to its Board of Directors as of October 1, 2025 and the resignation of John Webster, effective November 1, 2025.
“On behalf of the Board, I would like to thank John Webster, who is stepping down from the Board,” said Steve Reid, Board Chair of Eldorado Gold. During his nearly 11 years of service, John made significant contributions across several key Board committees, most notably as Chair of the Audit Committee. His strategic insight, sound judgment, and steady leadership throughout a period of substantial growth and transformation have been invaluable to both the Board and Eldorado’s leadership team. We are sincerely grateful for his dedication and lasting impact.”
“In addition, we are pleased to welcome Samantha Espley to the Board. With more than 35 years of leadership in the mining and resource sector, including senior roles with Vale Base Metals and Glencore, Samantha brings exceptional technical expertise, board experience, and a strong commitment to innovation and sustainability. Her distinguished career and numerous honours reflect her deep contributions to the industry and to advancing excellence in engineering and mining. We look forward to her insight and leadership as part of the Board,” said Steve Reid.
Return of Capital to Shareholders
During the third quarter, Eldorado repurchased 2,984,649 common shares and cancelled 2,754,208 common shares under its normal course issuer bid (NCIB) at an average price of $26.40 (C$36.52) per share for a total of approximately $78.8 million (C$109.0 million).
Skouries Highlights
The Skouries Project, part of the Kassandra Mines complex, is located within the Halkidiki Peninsula of Northern Greece and is a copper-gold porphyry project. In January 2022, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper.
Capital Estimate and Schedule
In Q1 2025, the capital cost estimate for Skouries was revised to $1.06 billion, with an additional $154 million in accelerated operational capital prior to commercial production, announced in a news release dated February 5, 2025. The project remains fully funded through equity and project financing. The Commercial Loan Facility and the RRF Facility totalling €680.4 million ($798.9 million) are now fully drawn.
First production of the copper-gold concentrate is expected toward the end of Q1 2026 and commercial production is expected in mid-2026, with 2026 gold production projected to be between 135,000 and 155,000 ounces and copper production projected to be between 45 and 60 million pounds.
Project capital totalled $137.7 million in Q3 2025 and $338.6 million during the nine months ended September 30, 2025. Accelerated operational capital was $17.7 million in Q3 2025 and $51.3 million during the nine months ended September 30, 2025. At September 30, 2025, cumulative project capital invested towards Phase 2 of construction totalled $843.4 million4 and the cumulative accelerated operational capital totalled $58.2 million.
In 2025, the project capital spend has been revised upward to $440 to $470 million reflecting the acceleration of work across several non-critical path areas and proactive de-risking efforts. The accelerated operational capital remains on track and is expected to be between $80 and $100 million.
Construction Activities
As at September 30, 2025 overall project progress was 73% complete for Phase 2 of construction, and 86% when including the first phase of construction.

4 Excludes capitalized depreciation of $1.9 million in Q3 2025, and $5.1 million for the nine-month period ended September 30, 2025 (Q3 2024 - $nil, 2024 - includes $3.2 million) and corporate allocations of $0.3 million in Q3 2025, and $1.0 million for the nine-month period ended September 30, 2025 (Q3 2024 - $nil, 2024 - includes $1.5 million)

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Filtered Tailings Plant
Work continues to progress on the filtered tailings plant, which remains on the critical path. The filtered tailings building structural steel installation was 80% complete at the end of the quarter and approximately 92% at the end of October. Mechanical work progressed with the assembly of the filter presses with four complete at quarter end and the remaining two on plan for completion in November.
The compressor building steel structure assembly reached 78% complete over the quarter and approximately 98% at the end of October. Mechanical installations are advancing with the installation of all six compressors and air receivers installed.
The filter plant tank farm construction has progressed with all five tanks assembled and water tested with internal coating work now in progress.
Primary Crusher
Progress continues on the construction of the crusher building structure. The concrete has advanced to the final elevation above the foundation with the final wall lifts advancing. The primary crusher is assembled in position and work is underway on cable tray and internal structural steel stairways and platforms. Conveyor foundations between the primary crusher and process plant, inclusive of the coarse ore stockpile are complete. The stockpile dome foundation is expected to be complete in November, and pre-assembly of the stockpile dome has commenced. Conveyor pre-assembly is advancing and conveyor support steel installation is underway. The first of the three reclaim feeders and associated chute work has been installed and pre-assembly continues on the remaining two reclaim feeders.
Process Plant
Work in the process plant continues to expand to additional work fronts for cable tray, cable, piping and mechanical installations. The final building foundations for support infrastructure were completed in early October. Structural, mechanical, piping and electrical installations continue in the support infrastructure areas.
Work continues on the support infrastructure with the process plant substation electrical installations underway. The lime plant, flotation blowers, compressors and guar areas are all in various stages of mechanical, piping and electrical installations. The control building structure is complete and electrical installation work is underway on the first two levels.
Pre-commissioning of the concentrate filter presses has been completed along with all water testing in the flotation cells and tanks. Preparations are underway to start pre-commissioning of the pebble crusher with the addition of first fills and punch listing construction completion items. Piping and cable installations continued to ramp up over the quarter with a focus on flotation, grinding and utilities such as process water and fire water.
Thickeners
Construction of the three tailings thickeners progressed on plan during the quarter. Water testing of the first two thickeners has been completed, and piping installations have commenced as the pipe rack installations are completed. Work is advancing on the associated infrastructure with the pumphouse building piping and electrical work underway, and tank installations in the flocculant building. The thickeners secondary substation building is in the final interior finishing stage with electrical installations planned to start in Q4 2025.
Integrated Extractive Waste Management Facility
During the quarter, foundation preparation for the Karatzas Lakkos (KL) embankment continued, with notable commencement of the placement of the under-drainage layer in the center of the valley. At water management pond 2, liner placement preparation, consisting of shotcrete and geofabric placement commenced to enable the installation of the high-density polyethylene liner during Q4 2025.
Construction of the low-grade ore stockpile (lower part) started in the quarter. This area is important to the sequence of the KL embankment, which will be constructed over the lower part of the low-grade ore stockpile. The construction water management system has been upgraded significantly. The installed diversions, sumps (15), pumps and pipes are intended to mitigate water run-off from impacting construction progress.

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Underground Development
Underground access development rates continued to accelerate during the quarter and are currently achieving approximately 400 metres per month. At the end of the quarter, the test stope drilling and the two raise-bore slots were completed, and the first test stope blast was successfully executed at the end of October.
Engineering, Procurement, and Operational Readiness
Engineering
Engineering works are substantially complete. The focus recently has been on closing out the remaining engineering activities and providing technical clarifications when required to support construction.
Procurement
All major procurement is complete. The focus continues on managing and expediting deliveries to support construction and the close-out of completed purchase orders.
Operations including Operational Readiness
The open pit mine has ramped up operations and at the end of Q3 2025 was operating with three (of four) crews. At the end of Q3 there was approximately 349,000 tonnes of open pit and underground ore on stockpile, containing approximately 9,800 oz of gold and 2.7 million pounds of copper. Grade control drilling covering 75% of the Phase 1 open pit has been completed. Operational readiness efforts are ongoing in Safety, Asset Management, Processing, and Supply Chain areas. Middle management for key positions in open pit mining and mobile maintenance have been recruited and onboarded with supervisory capacity bolstered in Q3 2025.
Workforce
As at September 30, 2025, there were approximately 2,000 personnel working on site, including 390 Skouries employees of which 236 were Skouries operational personnel.

Skouries Multimedia
•A progress update video can be found here: https://youtu.be/waouAaGe0kY
•To view a time lapse of the filtered tailing plant installation, please visit: https://youtu.be/30VNjFdE7A8
•Photos of the construction progress at Skouries can be viewed and downloaded via this link:
https://eldoradogold.getbynder.com/web/986401909b13dafe/q3-2025-skouries-project-progress/

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Consolidated Financial and Operational Highlights

	3 months ended September 30,		9 months ended September 30,
	2025	2024	2025	2024
Revenue	$434.7	$331.8	$1,241.7	$886.9
Gold produced (oz)	115,190	125,195	364,852	364,625
Gold sold (oz)	116,529	123,828	364,281	361,062
Average realized gold price ($/oz sold) (2)	$3,527	$2,492	$3,245	$2,309
Production costs	164.1	141.2	474.6	392.0
Total cash costs ($/oz sold) (2,3)	1,195	953	1,134	939
All-in sustaining costs ($/oz sold) (2,3)	1,679	1,335	1,583	1,310
Net earnings for the period (1)	56.0	95.0	266.4	184.1
Net earnings per share – basic ($/share) (1)	0.28	0.46	1.31	0.90
Net earnings per share – diluted ($/share) (1)	0.27	0.46	1.29	0.90
Net earnings for the period continuing operations (1,4)	56.5	101.1	267.5	192.7
Net earnings per share continuing operations – basic ($/share) (1,4)	0.28	0.49	1.31	0.95
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.28	0.49	1.30	0.94
Adjusted net earnings continuing operations (1,2,4)	82.3	71.0	228.8	192.9
Adjusted net earnings per share continuing operations - basic ($/share)(1,2,4)	0.41	0.35	1.12	0.95
Net cash generated from operating activities (4)	170.2	180.9	458.8	388.4
Cash flow from operating activities before changes in working capital (2,4)	183.5	166.5	522.0	407.0
Free cash flow (2,4)	(87.4)	(4.8)	(178.4)	(67.8)
Free cash flow excluding Skouries (2,4)	76.9	98.3	206.3	165.8
Cash and cash equivalents (4)	1,043.9	676.6	1,043.9	676.6
Total assets	6,485.4	5,565.1	6,485.4	5,565.1
Debt	1,258.5	849.2	1,258.5	849.2
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(4)Amounts presented are from continuing operations only and exclude the Romania segment.
Total revenue increased to $434.7 million in Q3 2025 from $331.8 million in Q3 2024 and to $1,241.7 million in the nine months ended September 30, 2025, from $886.9 million in the nine months ended September 30, 2024. The increases in both three and nine-month periods were primarily due to the higher average realized gold price.
Production costs increased to $164.1 million in Q3 2025 from $141.2 million in Q3 2024 and to $474.6 million in the nine months ended September 30, 2025 from $392.0 million in the nine months ended September 30, 2024. Increases in both periods were driven by increases in royalties, accounting for approximately 30% of the increase to production costs. The remainder relates primarily to rising labour costs in Turkiye where cost inflation continues to outpace the devaluation of local currency, as well as at Lamaque, where additional costs were incurred in labour and contractors due to the deepening of the production centre of the Triangle Mine, which results in increased haulage distance, equipment and personnel requirements.
Production costs include royalty expense, which increased to $28.8 million in Q3 2025 from $21.0 million in Q3 2024 and increased to $79.6 million in the nine months ended September 30, 2025 from $53.0 million in the nine months ended September 30, 2024. In Turkiye, royalties are calculated on revenue less certain costs associated with ore haulage, mineral processing and related depreciation, on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Effective July 24, 2025, amendments to Turkish Mining Law were enacted, which included changes to the base rate table for state royalties on gold metal sales. The price-linked sliding scale of royalty rates has broadened with increasing rate bands, with the highest band at a maximum gold price of $5,101/oz, an expansion from the previous maximum of $2,101/oz. In Greece,

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royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
Total cash costs5 averaged $1,195 per ounce sold in Q3 2025, an increase from $953 in Q3 2024, and $1,134 in the nine months ended September 30, 2025 from $939 in the nine months ended September 30, 2024. The increases in both the three and nine-month periods were primarily due to higher royalty expense and higher unit costs. The increase in Q3 2025 was also the result of lower ounces sold.
AISC per ounce sold5 averaged $1,679 in Q3 2025, an increase from $1,335 in Q3 2024, and $1,583 in the nine months ended September 30, 2025 from $1,310 in the nine months ended September 30, 2024, with the increases in both the three and nine-month periods due to higher total cash costs combined with higher sustaining capital expenditures.
Eldorado reported net earnings attributable to shareholders from continuing operations of $56.5 million ($0.28 earnings per share) in Q3 2025 compared to net earnings of $101.1 million ($0.49 earnings per share) in Q3 2024 and net earnings of $267.5 million ($1.31 earnings per share) in the nine months ended September 30, 2025 compared to net earnings of $192.7 million ($0.95 earnings per share) in the nine months ended September 30, 2024. The decrease in net earnings in the three months ended was primarily due to a one-time $60.0 million gain on deferred consideration recognized in Q3 2024, despite higher earnings from operations. The increase in net earnings in the nine months ended is due to higher earnings from operations from higher average realized gold prices, partially offset by higher production costs. Earnings from both periods in 2025 were lowered by losses on derivative instruments.
Adjusted net earnings5 was $82.3 million ($0.41 adjusted earnings per share) in Q3 2025 compared to adjusted net earnings of $71.0 million ($0.35 adjusted earnings per share) in Q3 2024. Adjustments in Q3 2025 include a $22.2 million unrealized loss on derivative instruments, primarily from gold commodity swaps related to the Term Facility and a $3.7 million loss on foreign exchange due to the translation of deferred tax balances. Adjustments of non-recurring items in Q3 2024, among other things, included a $50.1 million gain on deferred consideration net of tax, and $33.1 million unrealized loss on derivative instruments.
Adjusted net earnings5 was $228.8 million ($1.12 adjusted earnings per share) in the nine months ended September 30, 2025 compared to adjusted net earnings of $192.9 million ($0.95 adjusted earnings per share) in the nine months ended September 30, 2024. Adjustments of non-recurring items in the nine months ended 2025, among other things, include a $73.5 million recovery on one-time recognition of a deferred tax asset, a $66.8 million unrealized loss on derivative instruments, and a $22.6 million gain on foreign exchange due to the translation of deferred tax balances. Adjustments of non-recurring items in the nine months ended 2024, among other things, included a $50.1 million gain on deferred consideration net of tax, and $61.9 million unrealized loss on derivative instruments.

5 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's September 30, 2025 MD&A.

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Quarterly Operations Update

	3 months ended September 30,		9 months ended September 30,
	2025	2024	2025	2024
Consolidated
Ounces produced	115,190	125,195	364,852	364,625
Ounces sold	116,529	123,828	364,281	361,062
Production costs	$164.1	$141.2	$474.6	$392.0
Total cash costs ($/oz sold) (1,2)	$1,195	$953	$1,134	$939
All-in sustaining costs ($/oz sold) (1,2)	$1,679	$1,335	$1,583	$1,310
Sustaining capital expenditures (2)	$38.3	$33.3	$115.2	$93.2
Kisladag
Ounces produced	37,184	41,084	127,561	117,597
Ounces sold	37,300	40,724	126,928	117,068
Production costs	$50.1	$37.3	$150.3	$106.5
Total cash costs ($/oz sold) (1,2)	$1,309	$899	$1,152	$889
All-in sustaining costs ($/oz sold) (1,2)	$1,545	$1,028	$1,324	$1,002
Sustaining capital expenditures (2)	$7.3	$3.7	$16.0	$8.9
Lamaque
Ounces produced	46,823	43,106	137,901	132,796
Ounces sold	46,013	44,531	137,665	132,776
Production costs	$36.0	$32.8	$107.9	$101.6
Total cash costs ($/oz sold) (1,2)	$767	$728	$772	$755
All-in sustaining costs ($/oz sold) (1,2)	$1,199	$1,189	$1,270	$1,228
Sustaining capital expenditures (2)	$19.2	$20.0	$67.3	$61.1
Efemcukuru
Ounces produced	17,586	19,794	57,986	60,692
Ounces sold	20,031	19,741	58,600	60,817
Production costs	$32.3	$26.4	$85.5	$73.0
Total cash costs ($/oz sold) (1,2)	$1,522	$1,325	$1,405	$1,185
All-in sustaining costs ($/oz sold) (1,2)	$1,791	$1,578	$1,674	$1,336
Sustaining capital expenditures (2)	$4.9	$4.7	$14.3	$10.7
Olympias
Ounces produced	13,597	21,211	41,404	53,540
Ounces sold	13,185	18,833	41,088	50,401
Production costs	$45.8	$44.7	$130.9	$110.9
Total cash costs ($/oz sold) (1,2)	$1,869	$1,210	$1,910	$1,241
All-in sustaining costs ($/oz sold) (1,2)	$2,421	$1,513	$2,367	$1,520
Sustaining capital expenditures (2)	$6.9	$4.9	$17.6	$12.5
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.

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Kisladag
Kisladag produced 37,184 ounces of gold in Q3 2025, a 9% decrease from 41,084 ounces in Q3 2024. The decrease was primarily due to less tonnes placed on the pad and lower grades stacked during prior periods in 2025 compared to 2024, as well as the placement of ore on a test pad for the whole ore agglomeration project in the quarter. Lower tonnes were mined in Q3 2025 compared to Q3 2024 primarily due to lower than planned equipment availability and short-term resequencing of the mine plan. Combined with lower grades of 0.70 grams per tonne in Q3 2025 from 0.86 grams per tonne in Q3 2024, this resulted in lower recoverable ounces stacked in the quarter.
Revenue increased to $130.5 million in Q3 2025 from $102.2 million in Q3 2024, reflecting the higher average realized gold price which was partly offset by an 8% decrease in gold ounces sold.
Production costs increased to $50.1 million in Q3 2025 from $37.3 million in Q3 2024, primarily due to higher royalty expense from higher average realized gold prices, increased royalty rates effective in Q3 2025, rising labour costs and costs of local services which were mainly driven by inflation exceeding the devaluation of local currency. Higher production costs combined with lower ounces sold resulted in total cash costs per ounce increasing to $1,309 in Q3 2025 from $899 in Q3 2024.
AISC per ounce sold increased to $1,545 in Q3 2025 from $1,028 in Q3 2024, primarily due to lower volumes sold, increases in total cash costs and higher sustaining capital expenditures.
Sustaining capital expenditures were $7.3 million in Q3 2025 and $16.0 million in the nine months ended September 30, 2025, which primarily included equipment rebuilds and heap leach pad interlifts. Growth capital investment of $27.1 million and $70.1 million in the three and nine months ended September 30, 2025 was primarily for waste stripping and associated equipment costs to support mine life and continued construction of the second phase of the North Heap Leach Pad.
Following a comprehensive technical and economic assessment, with a focus on capital discipline, whole ore agglomeration was decoupled from additional screening for the high pressure grinding rolls ("HPGR"). This allows for the full implementation of the whole ore agglomeration circuit, which is being advanced. The investment is expected to be approximately $35 million, and is expected to enhance permeability, improve kinetics, and shorten the leach cycle. Procurement of long-lead items is scheduled to begin in Q4 2025, with installation of the agglomeration drums targeted for 2027.
Furthermore, following the Q2 2025 decision to expand the secondary crusher circuit to facilitate operational debottlenecking and reduce wear on the HPGR, a new crusher has been ordered, and is expected to be delivered and installed in Q4 2026.
The geometallurgical study for characterization of future mining phases continues and will evaluate the benefit of additional screening for the HPGR. This study is expected to be complete in H1 2026.
Lamaque
Lamaque produced 46,823 ounces of gold in Q3 2025, an increase of 9% from 43,106 ounces in Q3 2024. The increase was due to higher throughput, benefiting from the early processing of the remaining portion of the second Ormaque bulk sample. This higher grade ore was treated in a blend with Triangle ore and performed well.
Revenue increased to $160.7 million in Q3 2025 from $111.6 million in Q3 2024, reflecting the 39% increase in the average realized gold price as well as higher ounces sold.
Production costs increased to $36.0 million in Q3 2025 from $32.8 million in Q3 2024, due to increased volumes sold, slightly higher costs of labour and an increase in royalties due to the higher average realized gold price. Total cash costs per ounce increased to $767 in Q3 2025 from $728 in Q3 2024 due to higher production costs.
AISC per ounce sold was $1,199 in Q3 2025 compared to $1,189 in Q3 2024, primarily due to higher cash costs, partially offset by higher volumes sold.
Sustaining capital expenditures of $19.2 million in Q3 2025 and $67.3 million in the nine months ended September 30, 2025 primarily included underground development, delineation drilling, equipment rebuilds and expenditure on mobile equipment. Growth capital investment of $18.5 million in Q3 2025 and $47.5 million in the nine months ended September 30, 2025 was primarily related to the Ormaque development, construction of the north basin water management structure, procurement of the paste plant, as well as resource conversion drilling.

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Efemcukuru
Efemcukuru produced 17,586 ounces of gold in Q3 2025, a 11% decrease from 19,794 ounces in Q3 2024. The decrease was primarily due to lower ore grade, which decreased to 4.71 grams per tonne in Q3 2025 from 5.37 grams per tonne in Q3 2024.
Revenue increased to $77.8 million in Q3 2025 from $52.3 million in Q3 2024. The increase was mainly due to a 44% increase in the average realized gold price and slightly higher gold ounces sold.
Production costs increased to $32.3 million in Q3 2025 from $26.4 million in Q3 2024, primarily due to higher royalty expense as a result of higher gold price and increased royalty rates in Turkiye effective in Q3 2025. Higher direct operating costs, including labour, were driven by inflation exceeding the devaluation of local currency. The increase in production costs resulted in an increase in total cash costs per ounce sold to $1,522 in Q3 2025 from $1,325 in Q3 2024.
AISC per ounce sold increased to $1,791 in Q3 2025 from $1,578 in Q3 2024, primarily due to higher total cash costs.
Sustaining capital expenditures of $4.9 million in Q3 2025 and $14.3 million in the nine months ended September 30, 2025 were primarily underground development as well as equipment rebuilds and purchases. Growth capital investment of $3.2 million in Q3 2025 and $8.4 million in the nine months ended September 30, 2025 related to underground and portal development at Kokarpinar and development costs at Bati.
Olympias
Olympias produced 13,597 ounces of gold in Q3 2025, a decrease from 21,211 ounces in Q3 2024 , driven by lower tonnes milled and lower gold grades. As a result of flotation circuit stability issues earlier in the year, the paste backfill blend was modified to eliminate viscosity modifiers in the backfilled stopes. While plant operations recovered substantially in early Q2, affected stockpiled ore continued to be processed in Q3, and ongoing efforts to minimize negative impacts in the processing circuit were challenged by continued process water chemistry issues, which negatively impacted metal recovery in the quarter. Mitigation measures remain in place; however modest negative impacts on metal recovery may continue to persist as material is processed from affected backfill stopes and affected stockpiles.
Revenue increased to $65.8 million in Q3 2025 from $65.7 million in Q3 2024, due to higher average realized gold price, offset by lower ounces sold.
Production costs increased to $45.8 million in Q3 2025 from $44.7 million in Q3 2024. While fewer ounces were produced, costs were higher this quarter than Q3 2024 primarily due to the strengthened Euro as well as higher royalties as a result of higher gold prices. These impacts were partially offset by realized gains on Euro foreign currency collar hedges. In addition to higher production costs, lower by-product credits from lower base metal sales resulted in total cash costs per ounce sold increasing to $1,869 in Q3 2025 from $1,210 in Q3 2024.
AISC per ounce sold increased to $2,421 in Q3 2025 from $1,513 in Q3 2024 primarily due to higher total cash costs, lower volumes sold and higher sustaining capital expenditures.
Sustaining capital expenditures of $6.9 million in Q3 2025 and $17.6 million in the nine months ended September 30, 2025 primarily included underground development, and mobile mining equipment rebuilds and purchases. Growth capital investment of $9.0 million in Q3 2025 and $17.9 million in the nine months ended September 30, 2025 was primarily related to underground development and other mill expansion infrastructure.
Recognizing persistent operational challenges, initiatives have been launched in Q3 to drive sustainable improvement and long-term success. These include a comprehensive site rejuvenation program focused on modernizing and optimizing the process plant and surrounding infrastructure and a targeted leadership and skills development program aimed at strengthening capabilities across all levels of the organization.
The mill expansion to 650ktpa (from 500ktpa currently) continued to progress with progressive commissioning and ramp up expected in the second half of 2026.

10

For further information on the Company's operating results for the third quarter of 2025, please see the Company’s MD&A filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s Third Quarter 2025 Results will be held by senior management on Friday, October 31, 2025 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado’s website: www.eldoradogold.com or via this link:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=qOUEmw8O
Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10202675/ffd74227dc
Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

Conference Call Details		Replay (available until Dec. 12, 2025)
Date:	October 31, 2025	Vancouver:	+1 412 317 0088
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	+1 855 669 9658
Dial in:	+1 647 846 2782	Access code:	7168908
Toll free:	+1 833 752 3325

About Eldorado
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact
Investor Relations
Lynette Gould, VP, Investor Relations, Communications & External Affairs
647 271 2827 or 1 888 353 8166
lynette.gould@eldoradogold.com

Media
Chad Pederson, Director, Communications and Public Affairs
236 885 6251 or 1 888 353 8166
chad.pederson@eldoradogold.com

11

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this news release, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital.
Please see the September 30, 2025 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the September 30, 2025 MD&A available on SEDAR+ at www.sedarplus.com and on the Company's website under the 'Investors' section.

Total Cash Costs, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Production costs	$164.1	$141.2	$474.6	$392.0
By-product credits and other (1)	(27.0)	(26.9)	(68.4)	(64.3)
Concentrate deductions (2)	$2.1	$3.7	$7.0	$11.2
Total cash costs	$139.3	$118.0	$413.2	$339.0
Gold ounces sold	116,529	123,828	364,281	361,062
Total cash cost per ounce sold	$1,195	$953	$1,134	$939
(1)Revenue from silver, lead and zinc sales.
(2)Included in revenue.

For the three months ended September 30, 2025:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$43.5	($1.3)	$0.2	($5.8)	$12.3	$48.8	37,300	$1,309
Lamaque	34.3	(0.7)	0.1	(0.3)	1.8	35.3	46,013	767
Efemcukuru	19.5	(2.4)	2.9	2.1	8.2	30.5	20,031	1,522
Olympias	38.5	(22.7)	4.0	(1.5)	6.4	24.6	13,185	1,869
Total consolidated	$135.8	($27.0)	$7.2	($5.5)	$28.8	$139.3	116,529	$1,195
(1)Inventory change adjustments result from timing differences between when costs are incurred to produce inventory and when inventory is sold.

12

For the nine months ended September 30, 2025:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$126.4	($4.2)	$0.6	($12.8)	$36.2	$146.2	126,928	$1,152
Lamaque	101.2	(1.6)	0.3	1.2	5.1	106.2	137,665	772
Efemcukuru	56.9	(5.7)	10.2	0.4	20.4	82.4	58,600	1,405
Olympias	111.5	(56.9)	11.1	(5.0)	17.9	78.5	41,088	1,910
Total consolidated	$395.9	($68.4)	$22.3	($16.2)	$79.6	$413.2	364,281	$1,134
(1)Inventory change adjustments result from timing differences between when costs are incurred to produce inventory and when inventory is sold.

For the three months ended September 30, 2024:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$36.1	($0.7)	$0.1	($6.8)	$7.9	$36.6	40,724	$899
Lamaque	32.4	(0.4)	0.1	(1.0)	1.3	32.4	44,531	728
Efemcukuru	18.0	(1.4)	3.7	(0.2)	6.0	26.2	19,741	1,325
Olympias	38.6	(24.4)	4.6	(1.8)	5.8	22.8	18,833	1,210
Total consolidated	$125.2	($26.9)	$8.5	($9.8)	$21.0	$118.0	123,828	$953
(1)Inventory change adjustments result from timing differences between when costs are incurred to produce inventory and when inventory is sold.

For the nine months ended September 30, 2024:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$105.3	($2.5)	$0.6	($19.4)	$20.1	$104.0	117,068	$889
Lamaque	100.8	(1.3)	0.3	(3.3)	3.7	100.3	132,776	755
Efemcukuru	51.1	(4.7)	11.4	(0.6)	15.0	72.1	60,817	1,185
Olympias	96.5	(55.8)	13.9	(6.2)	14.2	62.6	50,401	1,241
Total consolidated	$353.7	($64.3)	$26.1	($29.5)	$53.0	$339.0	361,062	$939
(1)Inventory change adjustments result from timing differences between when costs are incurred to produce inventory and when inventory is sold.

13

All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliation of total cash costs to production costs, the most directly comparable IFRS measure, is presented above.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Total cash costs	$139.3	$118.0	$413.2	$339.0
Corporate and allocated G&A	15.2	10.9	40.1	35.3
Exploration and evaluation costs	0.6	0.8	1.0	2.8
Reclamation costs and amortization	2.4	2.3	7.3	2.8
Sustaining capital expenditure	38.3	33.3	115.2	93.2
AISC	$195.7	$165.3	$576.8	$473.1
Gold ounces sold	116,529	123,828	364,281	361,062
AISC per ounce sold	$1,679	$1,335	$1,583	$1,310

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
General and administrative expenses (from consolidated statement of operations)	$8.8	$7.3	$25.4	$27.0
Add:
Share-based payments expense	6.8	4.1	15.3	9.8
Employee benefit plan expense from corporate and operating gold mines	0.7	1.1	2.8	3.2
Less:
General and administrative expenses related to non-gold mines and in-country offices	—	(0.2)	—	(1.0)
Depreciation in G&A	(0.5)	(0.9)	(1.4)	(2.6)
Business development	(0.2)	(0.3)	(0.8)	(0.8)
Development projects	(0.4)	(0.2)	(1.3)	(0.7)
Adjusted corporate general and administrative expenses	$15.2	$10.8	$40.1	$34.9
Regional general and administrative costs allocated to gold mines	(0.1)	0.1	(1.4)	0.5
Corporate and allocated general and administrative expenses per AISC	$15.1	$10.9	$38.6	$35.3

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Exploration and evaluation expense (from consolidated statement of operations) (1)	$11.0	$8.3	$25.2	$16.1
Add:
Capitalized sustaining exploration cost related to operating gold mines	0.6	0.8	1.0	2.8
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(11.0)	(8.3)	(25.2)	(16.1)
Exploration and evaluation costs per AISC	$0.6	$0.8	$1.0	$2.8
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

14

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements) (1)	$1.5	$1.2	$4.4	$3.7
Add:
Depreciation related to asset retirement obligation assets	1.1	1.3	3.5	(0.2)
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.7)	(0.6)
Reclamation costs and amortization per AISC	$2.4	$2.3	$7.3	$2.8
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

Sustaining and Growth Capital
Our reconciliation of growth capital investment and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Additions to property, plant and equipment (from segment note in the condensed consolidated interim financial statements) (1)	$255.6	$158.1	$669.8	$445.8
Growth and development project capital investment - gold mines	(58.0)	(39.0)	(143.7)	(114.1)
Growth and development project capital investment - other	(159.5)	(84.7)	(408.0)	(234.8)
Sustaining capital exploration	(0.6)	(0.8)	(1.0)	(2.8)
Sustaining equipment leases	1.2	(0.1)	(0.7)	0.6
Corporate leases	(0.4)	(0.1)	(1.1)	(1.5)
Sustaining capital expenditure at operating gold mines	$38.3	$33.3	$115.2	$93.2
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

Our reconciliation by asset of AISC and AISC per ounce sold to total cash costs is presented below.
For the three months ended September 30, 2025:

	Total Cash Costs	Corporate & allocated G&A	Exploration Costs	Reclamation costs and amortization	Sustaining Capex	Total AISC	Gold Ounces Sold	Total AISC Per Ounce sold
Kisladag	$48.8	($0.3)	$—	$1.8	$7.3	$57.6	37,300	$1,545
Lamaque	35.3	—	0.6	0.1	19.2	55.2	46,013	1,199
Efemcukuru	30.5	0.3	—	0.2	4.9	35.9	20,031	1,791
Olympias	24.6	—	—	0.4	6.9	31.9	13,185	2,421
Corporate (1)	—	15.1	—	—	—	15.1	—	129
Total consolidated	$139.3	$15.2	$0.6	$2.4	$38.3	$195.7	116,529	$1,679
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

15

For the nine months ended September 30, 2025:

	Total Cash Costs	Corporate & allocated G&A	Exploration Costs	Reclamation costs and amortization	Sustaining Capex	Total AISC	Gold Ounces Sold	Total AISC Per Ounce sold
Kisladag	$146.2	$0.4	$—	$5.4	$16.0	$168.0	126,928	$1,324
Lamaque	106.2	—	1.0	0.2	67.3	174.8	137,665	1,270
Efemcukuru	82.4	1.0	—	0.5	14.3	98.1	58,600	1,674
Olympias	78.5	—	—	1.1	17.6	97.2	41,088	2,367
Corporate (1)	—	38.6	—	—	—	38.6	—	106
Total consolidated	$413.2	$40.1	$1.0	$7.3	$115.2	$576.8	364,281	$1,583
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended September 30, 2024:

	Total Cash Costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC / oz sold
Kisladag	$36.6	$—	$—	$1.6	$3.7	$41.9	40,724	$1,028
Lamaque	32.4	—	0.4	0.1	20.0	53.0	44,531	1,189
Efemcukuru	26.2	0.1	—	0.2	4.7	31.2	19,741	1,578
Olympias	22.8	—	0.4	0.4	4.9	28.5	18,833	1,513
Corporate (1)	—	10.8	—	—	—	10.8	—	88
Total consolidated	$118.0	$10.9	$0.8	$2.3	$33.3	$165.3	123,828	$1,335
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the nine months ended September 30, 2024:

	Total Cash Costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC / oz sold
Kisladag	$104.0	$—	$—	$4.4	$8.9	$117.3	117,068	$1,002
Lamaque	100.3	—	1.2	0.4	61.1	163.1	132,776	1,228
Efemcukuru	72.1	0.5	1.1	(3.2)	10.7	81.3	60,817	1,336
Olympias	62.6	—	0.5	1.1	12.5	76.6	50,401	1,520
Corporate (1)	—	34.9	—	—	—	34.9	—	97
Total consolidated	$339.0	$35.3	$2.8	$2.8	$93.2	$473.1	361,062	$1,310
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

16

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended September 30, 2025:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$130.5	$—	($1.3)	$129.2	37,300	$3,463
Lamaque	160.7	—	(0.7)	160.0	46,013	3,478
Efemcukuru	77.8	0.6	(2.4)	76.0	20,031	3,794
Olympias	65.8	1.6	(21.5)	45.8	13,185	3,473
Total consolidated	$434.7	$2.1	($25.9)	$411.0	116,529	$3,527
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the nine months ended September 30, 2025:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$410.1	$—	($4.2)	$405.9	126,928	$3,198
Lamaque	447.5	—	(1.6)	445.9	137,665	3,239
Efemcukuru	205.9	2.5	(5.7)	202.8	58,600	3,460
Olympias	178.2	4.5	(55.2)	127.4	41,088	3,102
Total consolidated	$1,241.7	$7.0	($66.7)	$1,182.0	364,281	$3,245
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended September 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$102.2	$—	($0.7)	$101.5	40,724	$2,492
Lamaque	111.6	—	(0.4)	111.2	44,531	2,496
Efemcukuru	52.3	1.1	(1.4)	52.0	19,741	2,636
Olympias	65.7	2.6	(24.4)	43.8	18,833	2,328
Total consolidated	$331.8	$3.7	($26.9)	$308.5	123,828	$2,492
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

17

For the nine months ended September 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$273.3	$—	($2.5)	$270.8	117,068	$2,313
Lamaque	307.8	—	(1.3)	306.6	132,776	2,309
Efemcukuru	148.9	3.8	(4.7)	148.0	60,817	2,433
Olympias	156.8	7.5	(55.8)	108.5	50,401	2,152
Total consolidated	$886.9	$11.2	($64.3)	$833.8	361,062	$2,309
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Earnings before income tax (1)	$110.1	$129.3	$324.6	$258.5
Depreciation and amortization (2)	63.3	64.9	190.4	180.6
Interest income	(8.6)	(6.1)	(25.8)	(17.3)
Finance costs	8.2	3.5	21.1	10.5
EBITDA	$173.1	$191.6	$510.3	$432.3
Loss (gain) on disposal of assets	0.4	0.3	(6.6)	0.8
Unrealized loss on derivative instruments	22.2	33.1	66.8	61.9
Loss (gain) on recognition of deferred consideration (3)	0.5	(60.0)	0.5	(60.0)
Adjusted EBITDA	$196.3	$164.9	$571.1	$435.1
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes depreciation within general and administrative expenses.
(3)In Q3 2025, transaction costs of $0.5 million were recognized against the $60 million gain in Q3 2024 related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021.

18

Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Net earnings attributable to shareholders of the Company (1)	$56.5	$101.1	$267.5	$192.7
Loss (gain) on foreign exchange translation of deferred tax balances net of inflation accounting (2)	3.7	(15.3)	(22.6)	(11.9)
Increase in fair value of redemption option derivative	(0.7)	(5.0)	(8.6)	(7.0)
Unrealized loss on derivative instruments	22.2	33.1	66.8	61.9
Tax recovery on recognition of deferred tax asset	—	—	(73.5)	—
Discount on sale of marketable securities	—	—	5.1	—
Gain on sale of mining licenses	—	—	(6.5)	—
Tax reassessment on historical items (3)	—	7.2	—	7.2
Loss (gain) on deferred consideration, net of tax (4)	0.5	(50.1)	0.5	(50.1)
Total adjusted net earnings	$82.3	$71.0	$228.8	$192.9
Weighted average shares outstanding (thousands)	202,743	204,521	204,130	203,770
Adjusted net earnings per share ($/share)	$0.41	$0.35	$1.12	$0.95
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Q3 2025 includes $3.7 million loss (2024 - $8.3 million gain) on foreign exchange translation of deferred tax balances and $nil (2024 - $7.0 million gain) on Turkiye tax inflation accounting. Nine months ended September 30, 2025 includes $22.6 million gain (2024 - $16.7 million loss) on foreign exchange translation of deferred tax balances and $nil (2024 - $28.6 million gain) on Turkiye tax inflation accounting.
(3)A provision of $7.2 million was recorded for potential non-recurring tax reassessments represent $5.9 million of tax and $1.4 million of interest. These relate to historical intercompany loan balances in 2020 and 2021 which have since been capitalized.
(4)In Q3 2025, transaction costs of $0.5 million were recognized upon collection of deferred consideration (Q3 2024: a $60 million gain related to the deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021 was recognized, net of taxes of $9.9 million),

Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Net cash generated from operating activities (1)	$170.2	$180.9	$458.8	$388.4
Less: Cash used in investing activities	(212.1)	(184.2)	(434.1)	(464.7)
Less: Decrease in term deposits	—	—	—	(1.1)
Less: Proceeds from sale of mining licenses	—	(1.5)	(2.5)	(1.5)
Add back (less): Purchases (proceeds from sale) of marketable securities	14.0	—	(141.1)	11.1
Less: Cash received from deferred consideration (2)	(59.5)	—	(59.5)	—
Free cash flow	($87.4)	($4.8)	($178.4)	($67.8)
Add back: Skouries cash capital expenditures	155.9	93.9	356.2	210.4
Add back: Capitalized interest paid (3)	8.4	9.1	28.5	23.2
Free cash flow excluding Skouries	$76.9	$98.3	$206.3	$165.8
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Deferred consideration received from G Mining Ventures of $60 million, net of transaction costs of $0.5 million.
(3)Includes interest from the Term Facility and Senior Notes.

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Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Net cash generated from operating activities (1)	$170.2	$180.9	$458.8	$388.4
Add back (less): Changes in non-cash working capital	13.3	(14.4)	63.2	18.6
Cash flow from operating activities before changes in working capital	$183.5	$166.5	$522.0	$407.0
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

20

Forward-looking Statements and Information
Certain of the statements made and information provided in this news release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements and forward-looking information contained in this news release includes, but is not limited to, statements or information with respect to: 2025 production and cost outlook, including annual production guidance and expected production performance in the second half of the year (for various properties), expected total cash costs per ounce sold, all-in sustaining costs per ounce sold, operations growth capital, sustaining capital, and exploration expenditures; management’s views on achieving guidance; management's commitment to returning capital to shareholders; with respect to the Skouries Project; the timing of first production, expected mine life and average annual gold and copper production; timing of commercial production and expected 2026 gold and copper production; expected 2025 project capital spend and accelerated operational capital spend; specific activities and milestones anticipated to occur with respect to construction, development, engineering, procurement and operational readiness; with respect to Kisladag, the decision to proceed with and expected benefits of the whole ore agglomeration project and the timing thereof, expectations for extending mine life and construction of the second phase of the North Heap Leach Pad, timing of the expansion of the secondary crusher circuit, expected timing of results from the geometallurgical study; with respect to the Lamaque Complex, expected development at Ormaque; with respect to Efemcukuru, underground development at Kokarpinar and development at Bati; with respect to Olympias, expectations for the mill expansion and anticipated timing thereof, management's views with respect to impacts on future metal recovery and the underlying causes related thereto; and expected benefits of a site rejuvenation and leadership and skills development; non-IFRS financial measures and ratios; expected metallurgical recoveries and gold price outlook; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in.
More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates, and expected hours; inflation rates; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope (including our anticipated progress regarding the Integrated Extractive Waste Management Facility (“IEWMF”) and two underground test stopes); the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.

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In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this news release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project. The specific risks, certainties and other factors include, among others: increase the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel (both skilled and unskilled) with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to increase productivity by adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules ; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, waste management facilities, and embankments; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including short and long duration rainfall and floods; our ability to meet pre-commercial producing

22

mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project; and timely receipt of necessary permits and authorizations. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR:USD exchange rate.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this news release with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this news release qualify as reserves under SEC standards
•the measured and indicated mineral resources in this news release will ever be converted to reserves; and
•the inferred mineral resources in this news release are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2024, a summary of which was published on December 11, 2024. In addition, the Company filed the following Amended Technical Report on SEDAR+ and EDGAR in Q1 2025: Amended Technical Report titled "Technical Report, Lamaque Complex, Quebec, Canada" with an effective date of December 31, 2024. The updated Technical Report does not contain any material changes to the Mineral Resources and Mineral Reserves previously published on December 11, 2024.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects.

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Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this news release for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2025 and December 31, 2024
(Unaudited – in thousands of U.S. dollars)

As at	Note	September 30, 2025	December 31, 2024

ASSETS
Current assets
Cash and cash equivalents		$1,043,935	$856,797
Accounts receivable and other	4	209,636	190,676
Inventories	5	289,493	278,995
Current other assets	6	—	138,932
Current derivative assets	16	2,377	52
Assets held for sale		13,551	16,686
		1,558,992	1,482,138
Restricted cash		2,281	2,177
Deferred tax assets		19,487	19,487
Other assets	6	173,068	120,418
Non-current derivative assets	16	12,614	—
Property, plant and equipment		4,626,398	4,118,782
Goodwill		92,591	92,591
		$6,485,431	$5,835,593
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$472,273	$366,690
Current portion of lease liabilities		5,759	4,693
Current portion of asset retirement obligation		5,327	5,071
Current derivative liabilities	16	64,142	25,587
Liabilities associated with assets held for sale		10,459	10,133
		557,960	412,174
Debt	7	1,258,517	915,425
Lease liabilities		9,622	10,030
Employee benefit plan obligations		12,618	10,910
Asset retirement obligations		133,864	127,925
Non-current derivative liabilities	16	78,971	35,743
Deferred income tax liabilities		344,128	434,939
		2,395,680	1,947,146
Equity
Share capital	12	3,379,147	3,433,778
Shares held in trust for restricted share units	12	(12,891)	(12,970)
Contributed surplus		2,551,436	2,612,762
Accumulated other comprehensive income		6,735	56,183
Deficit		(1,823,222)	(2,193,163)
Total equity attributable to shareholders of the Company		4,101,205	3,896,590
Attributable to non-controlling interests		(11,454)	(8,143)
		4,089,751	3,888,447
		$6,485,431	$5,835,593

Approved on behalf of the Board of Directors

    (signed) Teresa Conway    Director            (signed) George Burns    Director
Date of approval: October 30, 2025

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2025 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2025	2024	2025	2024
Revenue
Metal sales	8	$434,727	$331,758	$1,241,696	$886,866

Cost of sales
Production costs		164,140	141,225	474,609	392,040
Depreciation and amortization		62,829	64,056	188,961	177,973
		226,969	205,281	663,570	570,013

Earnings from mine operations		207,758	126,477	578,126	316,853

Exploration and evaluation expenses		10,975	8,310	25,218	16,129
Mine standby costs		6,465	3,198	15,252	7,821
General and administrative expenses		8,784	7,281	25,371	27,040
Employee benefit plan expense		719	1,115	2,820	3,153
Share-based payments expense	13	6,802	4,083	15,347	9,808
Write-down of assets		3,261	2	8,426	1,412
Foreign exchange loss		32	2,527	24,840	979
Earnings from operations		170,720	99,961	460,852	250,511

Other (expense) income	9	(52,406)	32,773	(115,145)	18,553
Finance costs	10	(8,221)	(3,476)	(21,134)	(10,529)
Earnings from continuing operations before income tax		110,093	129,258	324,573	258,535
Income tax expense	11	53,917	28,223	54,604	65,986
Net earnings from continuing operations		56,176	101,035	269,969	192,549
Net loss from discontinued operations, net of tax		(1,122)	(9,770)	(6,578)	(12,268)
Net earnings for the period		$55,054	$91,265	$263,391	$180,281

Net earnings (loss) attributable to:
Shareholders of the Company		56,027	94,971	266,438	184,056
Non-controlling interests		(973)	(3,706)	(3,047)	(3,775)
Net earnings for the period		$55,054	$91,265	$263,391	$180,281

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		56,540	101,113	267,522	192,691
Discontinued operations		(513)	(6,142)	(1,084)	(8,635)
		$56,027	$94,971	$266,438	$184,056

Net (loss) earnings attributable to non-controlling Interests:
Continuing operations		(364)	(78)	2,447	(142)
Discontinued operations		(609)	(3,628)	(5,494)	(3,633)
		$(973)	$(3,706)	$(3,047)	$(3,775)

Weighted average number of shares outstanding:
Basic	12	202,742,582	204,520,670	204,129,778	203,770,089
Diluted	12	205,150,042	206,146,570	206,247,722	205,257,479

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.28	$0.46	$1.31	$0.90
Diluted earnings per share		$0.27	$0.46	$1.29	$0.90

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$0.28	$0.49	$1.31	$0.95
Diluted earnings per share		$0.28	$0.49	$1.30	$0.94

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2025 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Net earnings for the period	$55,054	$91,265	$263,391	$180,281
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	32,584	2,739	62,521	57,984
Income tax expense on change in fair value of investments in marketable securities	(4,388)	(339)	(8,394)	(7,787)
Actuarial (losses) gains on employee benefit plans	(359)	413	61	(342)
Income tax (expense) recovery on actuarial losses on employee benefit plans	(32)	(96)	(133)	82
Total other comprehensive income for the period	27,805	2,717	54,055	49,937
Total comprehensive income for the period	$82,859	$93,982	$317,446	$230,218

Total comprehensive income (loss) attributable to:
Shareholders of the Company	83,832	97,688	320,493	233,993
Non-controlling interests	(973)	(3,706)	(3,047)	(3,775)
	$82,859	$93,982	$317,446	$230,218

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2025 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2025	2024	2025	2024
Cash flows generated from (used in):
Operating activities
Net earnings from continuing operations		$56,176	$101,035	$269,969	$192,549
Adjustments for:
Depreciation and amortization		63,342	64,944	190,374	180,608
Finance costs	10	8,221	3,476	21,134	10,529
Interest income	9	(8,561)	(6,060)	(25,782)	(17,346)
Foreign exchange (gain) loss		(694)	1,797	23,991	3,134
Income tax expense	11	53,917	28,223	54,604	65,986
Loss (gain) on disposal of assets		441	273	(6,618)	830
Unrealized loss on derivative contracts	9	22,194	33,055	66,844	61,908
Write-down of assets		3,261	2	8,426	1,412
Share-based payments expense	13	6,802	4,083	15,347	9,808
Employee benefit plan expense		719	1,115	2,820	3,153
Non-cash gain on deferred consideration	4	—	(60,000)	—	(60,000)
		205,818	171,943	621,109	452,571
Property reclamation payments		(1,284)	(926)	(3,688)	(2,419)
Employee benefit plan payments		(298)	(255)	(1,087)	(1,175)
Income taxes paid		(29,316)	(10,308)	(120,136)	(59,349)
Interest received		8,561	6,060	25,782	17,346
Changes in non-cash operating working capital	14	(13,273)	14,385	(63,194)	(18,575)
Net cash generated from operating activities of continuing operations		170,208	180,899	458,786	388,399
Net cash (used in) generated from operating activities of discontinued operations		(151)	(75)	158	(293)

Investing activities
Additions to property, plant and equipment		(242,517)	(169,337)	(592,207)	(423,117)
Capitalized interest paid		(8,437)	(9,136)	(28,457)	(23,224)
Proceeds from the sale of property, plant and equipment		244	232	724	248
Proceeds from sale of mining licenses		—	—	2,500	—
Value added taxes related to mineral property expenditures, net		(5,954)	(5,968)	(7,005)	(8,593)
Cash received from deferred consideration	4	60,000	—	60,000	—
(Purchase) sale of investments in marketable securities		(13,961)	—	141,117	(11,130)
Deposits on property, plant and equipment		(1,484)	—	(10,750)	—
Decrease in other investments		—	—	—	1,136
Net cash used in investing activities of continuing operations		(212,109)	(184,209)	(434,078)	(464,680)

Financing activities
Issuance of common shares for cash, net of share issuance costs		1,575	1,340	9,102	13,659
Contributions from (distributions to) non-controlling interests		53	—	(264)	173
Proceeds from Term Facility - Commercial loans and RRF loans	7	97,884	92,207	278,494	218,810
Proceeds from VAT Facility	7	26,329	18,034	63,888	37,340
Repayments of VAT Facility	7	(25,664)	(15,473)	(54,068)	(30,962)
Term Facility commitment fees		—	—	(1,372)	(2,201)
Interest paid		(9,174)	(10,058)	(19,601)	(20,097)
Principal portion of lease liabilities		(1,401)	(1,202)	(3,927)	(3,366)
Purchase of shares for cancellation	12	(78,793)	—	(123,381)	—
Purchase of shares held in trust for restricted share units	12	(3,955)	—	(8,181)	(958)
Net cash generated from financing activities of continuing operations		6,854	84,848	140,690	212,398

Effect of exchange rates on cash and cash equivalents		410	—	21,740	—

Net (decrease) increase in cash and cash equivalents		(34,788)	81,463	187,296	135,824

Cash and cash equivalents - beginning of period		1,078,572	595,052	856,797	540,473
Change in cash in disposal group held for sale		151	75	(158)	293
Cash and cash equivalents - end of period		$1,043,935	$676,590	$1,043,935	$676,590

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2025 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2025	2024	2025	2024
Share capital
Balance beginning of period		$3,423,439	$3,431,267	$3,433,778	$3,413,365
Shares issued upon exercise of share options		1,502	1,465	9,913	13,784
Shares issued upon redemption of performance share units		—	—	5,282	499
Transfer of contributed surplus on exercise of options		565	595	3,749	5,679
Shares repurchased and cancelled, including tax		(42,467)	—	(68,872)	—
Shares repurchased and not yet cancelled		(3,892)	—	(3,892)	—
Share issuance costs		—	—	(811)	—
Balance end of period	12	$3,379,147	$3,433,327	$3,379,147	$3,433,327

Shares held in trust for restricted share units
Balance beginning of period		$(9,162)	$(12,157)	$(12,970)	$(19,263)
Shares purchased and held in trust for restricted share units		(3,954)	—	(8,180)	(958)
Shares released for settlement of restricted share units		225	191	8,259	8,255
Balance end of period	12	$(12,891)	$(11,966)	$(12,891)	$(11,966)

Contributed surplus
Balance beginning of period		$2,583,047	$2,607,572	$2,612,762	$2,617,216
Shares repurchased and cancelled		(33,876)	—	(52,950)	—
Share-based payment arrangements		3,055	3,064	8,914	7,067
Shares redeemed upon exercise of restricted share units		(225)	(191)	(8,259)	(8,255)
Shares redeemed upon exercise of performance share units		—	—	(5,282)	(499)
Transfer to share capital on exercise of options		(565)	(595)	(3,749)	(5,679)
Balance end of period		$2,551,436	$2,609,850	$2,551,436	$2,609,850

Accumulated other comprehensive (loss) income
Balance beginning of period		$(21,070)	$42,469	$56,183	$(4,751)
Other comprehensive earnings for the period attributable to shareholders of the Company		27,805	2,717	54,055	49,937
Reclassification of accumulated other comprehensive income on derecognition of investment in marketable securities		$—	$—	$(103,503)	$—
Balance end of period		$6,735	$45,186	$6,735	$45,186

Deficit
Balance beginning of period		$(1,879,249)	$(2,399,335)	$(2,193,163)	$(2,488,420)
Net earnings attributable to shareholders of the Company		56,027	94,971	266,438	184,056
Reclassification of accumulated other comprehensive income on derecognition of investment in marketable securities		$—	$—	$103,503	$—
Balance end of period		$(1,823,222)	$(2,304,364)	$(1,823,222)	$(2,304,364)
Total equity attributable to shareholders of the Company		$4,101,205	$3,772,033	$4,101,205	$3,772,033

Non-controlling interests
Balance beginning of period		$(10,534)	$(6,078)	$(8,143)	$(6,182)
Loss attributable to non-controlling interests		(973)	(3,706)	(3,047)	(3,775)
Contributions from (distributions to) non-controlling interests		53	—	(264)	173
Balance end of period		$(11,454)	$(9,784)	$(11,454)	$(9,784)
Total equity		$4,089,751	$3,762,249	$4,089,751	$3,762,249

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2025 for notes to the accounts.